ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Consolidated summarized remote voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual General Stockholders' Meeting to be exclusively held online on April 25, 2023, 11:00 a.m., with the purpose to:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2022:		Approve	4,545,197,817	99.99%
			Reject	-	-
			Abstain	419,504	0.01%
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/resultados-e-relatorios/documentos-regulatorios/cvm/		Approve	4,545,555,721	100.00%
			Reject	-	-
			Abstain	61,600	0.00%
3	Fix the number of members who will comprise the Board of Directors in twelve (12):		Approve	4,545,555,721	100.00%
			Reject	-	-
			Abstain	61,600	0.00%
4	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976?		Yes	1,296,674	0.03%
			No	4,525,149,348	99.55%
			Abstain	19,171,299	0.42%
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)	Alfredo Egydio Setubal	Approve	4,537,612,941	99.82%
			Reject	7,608,362	0.17%
			Abstain	396,018	0.01%
		Ana Lúcia de Mattos Barretto Villela	Approve	4,543,525,925	99.95%
			Reject	1,695,378	0.04%
			Abstain	396,018	0.01%
		Candido Botelho Bracher	Approve	4,541,722,007	99.91%
			Reject	3,499,296	0.08%
			Abstain	396,018	0.01%
		Cesar Nivaldo Gon (Independent member)	Approve	4,545,173,181	99.99%
			Reject	48,122	0.00%
			Abstain	396,018	0.01%
		Fábio Colletti Barbosa (Independent member)	Approve	4,537,547,911	99.82%
			Reject	7,673,392	0.17%
			Abstain	396,018	0.01%
		Frederico Trajano Inácio Rodrigues (Independent member)	Approve	4,545,173,181	99.99%
			Reject	48,122	0.00%
			Abstain	396,018	0.01%
		João Moreira Salles	Approve	4,543,869,428	99.96%
			Reject	1,351,875	0.03%
			Abstain	396,018	0.01%
		Maria Helena dos Santos Fernandes de Santana (Independent member)	Approve	4,544,210,981	99.97%
			Reject	1,010,322	0.02%
			Abstain	396,018	0.01%
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,545,130,953	99.99%
			Reject	90,350	0.00%
			Abstain	396,018	0.01%
		Pedro Moreira Salles	Approve	4,543,790,853	99.96%
			Reject	1,423,750	0.03%
			Abstain	402,718	0.01%
		Ricardo Villela Marino	Approve	4,543,887,616	99.96%
			Reject	1,333,687	0.03%
			Abstain	396,018	0.01%
		Roberto Egydio Setubal	Approve	4,543,869,428	99.96%
			Reject	1,351,875	0.03%
			Abstain	396,018	0.01%
6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you've chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4,525,337,509	99.55%
			No	-	-
			Abstain	20,279,812	0.45%

7	View of all the candidates to indicate the cumulative voting distribution.	Alfredo Egydio Setubal		376,901,176	7.60%
		Ana Lúcia de Mattos Barretto Villela		377,028,959	7.60%
		Candido Botelho Bracher		376,748,545	7.59%
		Cesar Nivaldo Gon (Independent member)		377,028,959	7.60%
		Fábio Colletti Barbosa (Independent member)		376,621,878	7.59%
		Frederico Trajano Inácio Rodrigues (Independent member)		377,028,959	7.60%
		João Moreira Salles		377,027,843	7.60%
		Maria Helena dos Santos Fernandes de Santana (Independent member)		377,028,959	7.60%
		Pedro Luiz Bodin de Moraes (Independent member)		377,028,959	7.60%
		Pedro Moreira Salles		377,027,843	7.60%
		Ricardo Villela Marino		377,028,959	7.60%
		Roberto Egydio Setubal		377.027.843	7.60%
8	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors)		Yes	393,253	0.01%
			No	3,335,626	0.07%
			Abstain	4,541,888,442	99.92%
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	69,278,678	3.67%
			No	383,556,667	20.32%
			Abstain	1,434,447,067	76.01%
10	Decide on the independence of the members classified as follows:		Yes	4,536,661,272	99.80%
			No	7,048,717	0.16%
			Abstain	1,907,332	0.04%
11	Election of the fiscal council by candidate - Limit of vacancies to be filled: 2. Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa / João Costa	Approve	4,545,256,298	99.99%
			Reject	-	-
			Abstain	361,023	0.01%
		Eduardo Miyaki / Reinaldo Guerreiro	Approve	4,545,256,298	99.99%
			Reject	-	-
			Abstain	361,023	0.01%
12	Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Igor Barenboim / Rene Guimarães Andrich	Approve	1,863,775,171	98.75%
			Reject	8,950,596	0.47%
			Abstain	14,556,645	0.77%
13	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$570,000,000.00:		Approve	4,543,627,043	99.96%
			Reject	281,137	0.01%
			Abstain	1,709,141	0.04%
14	Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council:		Approve	4,543,908,180	99.96%
			Reject	-	-
			Abstain	1,709,141	0.04%

São Paulo-SP, April 24, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence